August 21, 2009

Mr. Michael S. Paquette
Executive Vice President and Chief Financial Officer
Montpelier Re Holdings Ltd.
Montpelier House
94 Pitts Bay Road
Pembroke, Bermuda HM 08

Re: **Montpelier Re Holdings Ltd**.
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Form DEF 14A
      File Number: 001-31468

Dear Mr. Paquette:

        We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Business
Written Premiums
By Broker, page 12

1.   We note your disclosure that brokers Aon Corporation, Marsh & McLennan Companies, Inc., and the Willis Group Holdings Limited provided a total of 74% of your gross written premiums for the year ended December 31, 2008. We

further note your risk factor disclosure that you are highly dependent upon these three brokers and that a loss of all or a substantial portion of the business provided by one or more of these brokers could have a material adverse effect on your financial condition and results of operations. Please expand your disclosure to describe the material terms of any arrangement you have with each of these brokers for their services. In addition, please file any written agreements as exhibits to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Management's Discussion and Analysis
Net Loss and LAE Reserves, page 46

2.   Please provide expanded disclosure regarding the favorable development on net loss and LAE reserves relating to prior year losses during the year ended December 31, 2008. Quantify the amount of change due to each specific catastrophe event (i.e. the development for the 2004 and 2005 hurricane losses, 2007 European storm losses, and 2007 California wildfires). Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates. Ensure that your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Form DEF 14A

Executive Compensation
Executive Officer Compensation
Components of Compensation
A. Base Salary and Benefits, page 19

3.   We note your disclosure that you rely upon compensation information from your peer group companies and from independent local market annual surveys to ensure the competitiveness of your compensation programs. Please explain how you used the data from the peer companies and surveys to determine salaries. If you adjust executive compensation so that it reflects a specific percentile of peer group programs, please so disclose.

Employment and Other Agreements, page 33

4.   We note that you have described the material terms of the following agreements but have not filed the agreements as exhibits to your annual report:

        a) Service Agreement with Stanley J. Kott;
        b) Service Agreement with William Pollet.

Please file the agreement as an exhibit, or provide a legal analysis as to why the agreement need not be filed as an exhibit pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Carlton Tartar, Branch Chief, at (202) 551-3387 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant